February 15, 2008

Exhibit to Item 77K

Changes in Registrant's Certifying Accountant


On April 13, 2007, KPMG LLP was notified that the client-auditor relationship between RiverSource Sector Series, Inc. (the "Registrant") and its principal accountants, KPMG LLP would cease upon completion of the audit of the Registrant's financial statements as of and for the fiscal years ended June 30, 2007. KPMG LLP completed its audit and issued its report thereon dated August 21, 2007. The Joint Audit Committee and the Board of Directors of the Registrant approved the dismissal of KPMG LLP on April 12, 2007.

The audit reports of KPMG LLP on the Registrant's financial statements for RiverSource Dividend Opportunity Fund and RiverSource Real Estate Fund as of and for the fiscal years ended June 30, 2007 and 2006, did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant's two fiscal years ended June 30, 2007, and the subsequent interim period through August 21, 2007, there were no (i) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused KPMG LLP to make reference in connection with their opinions to the subject matter of the disagreement; or (ii) reportable events pursuant to paragraph (v) of Item 304(a)(1) of Regulation S-K.


The Registrant has requested KPMG LLP to furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of that letter dated February 15, 2008, from KPMG LLP is filed as Exhibit 77Q(1) to this Form N-SAR.

On April 12, 2007, the Board of Directors of the Registrant approved the engagement of Ernst & Young LLP (E&Y) as its independent auditors for the fiscal year ending June 30, 2008 to replace KPMG LLP. During the Registrant's two fiscal years ended June 30, 2007 and 2006, and the subsequent interim period preceding E&Y's appointment, neither the Registrant nor anyone on behalf of the Registrant consulted with E&Y on any matter regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, and neither a written report was provided to the Registrant nor oral advice was provided that E&Y concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) either a disagreement or a reportable event, as defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively.